FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2021
Commission File Number: 001-35025

PERFORMANCE SHIPPING INC.
(Translation of registrant's name into English)
373 Syngrou Avenue, 175 64 Palaio Faliro, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 99.1 is an investor presentation dated April 2021 prepared by Performance Shipping Inc. (the “Company”) for use in investor presentations.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 (File No. 333-197740), filed with the U.S. Securities and Exchange Commission (the "SEC") with an effective date of August 13, 2014, and the Company's registration statement on Form F-3 (File No. 333-237637), filed with the SEC with an effective date of April 23, 2020.

                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PERFORMANCE SHIPPING INC.
(registrant)

Dated: March 31, 2021	By:	/s/ Andreas Michalopoulos
Andreas Michalopoulos
Chief Executive Officer

Exhibit 99.1

   April 2021    A Pure - Play Tanker Company

 Disclosure  2  Matters discussed in this presentation may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include, but are not limited to, statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending," and similar expressions, terms, or phrases may identify forward-looking statements.The forward-looking statements in this presentation are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies, fluctuations in currencies and interest rates, general market conditions, including fluctuations in charter hire rates and vessel values, changes in demand for our vessels, changes in the supply of vessels, changes in worldwide oil production and consumption and storage, changes in our operating expenses, including bunker prices, crew costs, dry-docking and insurance costs, our future operating or financial results, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, the length and severity of epidemics and pandemics, including the ongoing outbreak of the novel coronavirus (COVID-19) and its impact on the demand for seaborne transportation of petroleum and other types of products, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions or events, including “trade wars”, acts by terrorists or acts of piracy on ocean-going vessels, potential disruption of shipping routes due to accidents, labor disputes or political events, vessel breakdowns and instances of off-hires and other important factors. Please see our filings with the U.S. Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties

 Agenda  Section 2: Financial Presentation  3  Section 1: Company Overview                  Section 3: Appendix

 Company Profile  4  Source: Company    5  Aframax Tankers  $46.3 million  Total Revenue in 2020  LTV  Net Loan to Value ratio  35%  $3.8 million  Net Income in 2020  Nasdaq: PSHG    Publicly Listed since 2011  EPS  Earnings per Share in 2020  $1.06  Basic  Transitioned to pure tanker fleet, new management, simple corporate structure, new strategy implementation    Management Stake  46% Ownership  Shares of Common Stock  1 class  Dividend  Formula to calculate dividends  Management    Commercial Technical in House  Valuation  Trading at low valuation  Transition completed   in October 2020

 Experienced Senior Management  5  Name / Title  Biography  Symeon PaliosChairman of the Board  Naval architect and engineerFounded Diana Shipping Agencies S.A. in 1972Director and Chairman of the Board of Performance Shipping Inc. Director of the UK Freight Demurrage and Defense Association Ltd.    Ex-CFO Performance Shipping Inc. (2010-2020)Ex-CFO Diana Shipping Inc. (2006-2020)Previous experience: Merrill Lynch, Nestle S.A. and McKinsey and CompanyMSc in Economics, MBA & Master’s degree in Management Sciences specialized in Finance    Managing Director, Seaborne Capital Advisors20+ years investment banking & corporate finance experiencePreviously with Cantor Fitzgerald & Co and Jefferies & Company, Inc. in the United StatesMBA in Finance, Bentley College, Waltham Massachusetts  Source: Company  Anthony ArgyropoulosCFO  Andreas MichalopoulosCEO, Director and Secretary

 Fleet & Employment Profile  6  Vessel  Built  Shipyard  Size (DWT)  Type  Status  Special Survey  Survey Cost (1)  Employment  Blue Moon (ex. Maersk Jeddah)  2011  Sumitomo, Japan  104,623  Aframax  Delivered  Dec 1, 2021  $1.3 million  $28,000Saudi Aramco  Briolette (ex. Maersk Jamnagar)  2011  Sumitomo, Japan  104,588  Aframax  Delivered  Apr 27, 2021  $1.3 million  Spot   P. Yanbu (ex. Kalamas)  2011  Sumitomo, Japan  105,391  Aframax  Delivered  Jan 17, 2026  -  Spot  P. Fos (ex. Virgo Sun)  2007  Sasebo, Japan  115,577  Aframax  Delivered  Dec 12, 2021  $1.5 million  Spot  P. Kikuma (ex. FSL Shanghai)  2007  Samsung,S. Korea  115,915  Aframax  Delivered  Oct 26, 2022  $1.5 million  Spot  Mid-point age, high specifications & quality assets under spot to medium-term charters  Represents estimated cost of special survey, drydock and ballast water treatment system   Target: another 5 tankers to be acquired in 12-24 months  Source: Company

 Recent Developments  7  Source: Company  October 2020 Appointment of new management teamInitiation of a variable quarterly dividend policy and leverage targetDeclaration of first US $0.1 dividend payable in November 2020November 2020Effected reverse stock split to comply with Nasdaq minimum price ruleProcured term loan to partly refinance debt and fund acquisitionRegained compliance with Nasdaq minimum bid price requirementDecember 2020Signed $31.5 million loan agreement with Piraeus Bank S.A., to refinance existing Nordea loan and Aframax tanker acquisitionSigned a supplemental loan agreement with Nordea for repayment schedule re-profilingTook delivery of the 5th Aframax tanker M/T P. Yanbu funded with bank debt and cashMarch 2021Provided specific variable dividend policy quarterly calculations to increase transparency on dividend payments going forwardFiled a prospectus supplement to possibly sell from time to time up to $5.9 million shares of common stock when markets recoverEntered into At-The-Market Offering Agreement with H.C Wainwright & Co. LLC acting as sales agent or as principal

        Focused Business Strategy  8  Transparent company provides investors with low leverage variable dividend exposure to the tanker sector  Fleet Composition  Source: Company  Target net leverage below 35% LTV at incurrenceEquity capital markets reliance for disciplined growthReserves for fleet replacement & maintenanceCash to shareholders through variable dividends  Expert in-house technical and commercial managerMajority independent BOD, transparent corporate structureManagement major shareholder, one class common stockESG efforts, strive towards sustainable development goals  Commercial Deployment  Financial Parameters  Spot market focus, short to medium term chartersEstablished commercial relationshipsPresence in all major marketsEast and west of Suez Canal  Management Transparency

 Technical & Commercial Management  9  Technical & Commercial Manager, Unitized Ocean Transport Limited (UOT) our Wholly-Owned Subsidiary   Full-Service Platform Services  CharteringOperationsInsurance/ClaimsTechnicalPurchasingCrewingQuality AssuranceFinanceAccounting/ReportingLegal S&P  Source: Company.  Key Professionals  Access to Top-Tier Charterers  Mr. Ioannis Karagiannis – Commercial Director Captain Nikolaos Gavalas – Operations DirectorCaptain Panos Chatzikyriakos – HSQE DirectorMr. Argyris L. Chachalis – Technical Director  Established efficient operations with low vessel operating expenses   We fully fund all commercial and technical services provided by UOT

 Agenda  Section 2: Financial Presentation  10  Section 1: Company Overview                  Section 3: Appendix

 Summary Selected Financial & Other Data  11  Source: Company  The table below, illustrates our consolidated statements of operations and other data for the 4th quarter 2020  Basic and dilutedOperating days include ballast leg

 Debt Description  12  Source: Company  Vessel  Debt Drawdown($m)  Debt Outstanding (Dec 31, 2020)  Annual Repayment($m)  Interest Rate  Maturity   Blue Moon  16.5  13.9  1.77  L + 2.75%  Jul 2024  Briolette  16.5  14.2  1.96  L + 2.75%  Jul 2024  P. Yanbu   8.8  8.8  0.98  L + 2.85%  Dec 2024  P. Fos  14.0  10.6  1.59  L + 2.85%  Dec 2024  P. Kikuma  12.0  10.6  1.59  L + 2.85%  Dec 2024  TOTAL  67.8  58.1  7.89  -  -  Bank Relationships  Indebtedness exclusively comprising of efficient secured amortizing loan from relationship banks, with annual repayment following new refinancing with new term loan and 5th Aframax tanker acquisition

 Solid Balance Sheet  13    Dec 31, 2020  Dec 31, 2020    Actual  As Adjusted  # of Tankers  5  5  Asset Value (1)  $96.6m  $96.6m  AV / Ship  $19.3  $19.3  Bank Debt (2)  $58.1m  $56.4m  Cash  $21.4m  $19.7m  Net Bank Debt  $36.7m  $36.7m  LTV  60.1%  58.4%  Net LTV  37.9%  37.9%  Net Asset Value  $59.9m  $59.9m  NAV / Share  $11.8  $11.8  Source: Company  Solid balance sheet targeting leverage at incurrence < 35% net LTV. 5th Aframax acquisition was financed organically  Pro – Forma adjustments include:$56.4m bank debt outstanding on an as adjusted basis to give effect to debt repayments of $1.73m in January and March 2021As of the time of the last debt incurrence, December 2020Principal balance, secured and guaranteed

 Equity Capital Markets  14  Source: Company  Major Shareholders   Capital Markets   Exchanged  Nasdaq  Category  Capital Market  Ticker  PSHG  Outstanding Shares  5,082,726  Indicative Share Price  $6.0  Market Capitalization  $30.5m  Enterprise Value  $67.2m  EV / Ship  $13.4m  Company has one class of equity securities, target to gradually increase its free float and trading volume  Average Daily Trading Volume (last 30 days)  Aliki Palios, Director  46.3%  Other Officers and Directors  4.3%  Public free Float  49.4%  # Shares  108,823  $ Value  $652,940  Currently trading modestly above cash, much below replacement cost and at very deep discount to net asset value

 Historical Rates vs Break Even  15  Source: Company  Indicative Run Rate Breakeven  Amounts in millions except daily figures  5 Ships  10 Ships  DAILY OPEX  $7,000  $7,000  OWNERSHIP DAYS  1,825  3,650  FLEET OPEX  $12.8  $25.5  G&A EXPENSES  $5.7  $6.5  DEBT REPAYMENT (1)  $7.9  $11.4  INTEREST EXPENSE (2)  $1.6  $2.4  MAINTENANCE RESERVE  $1.7  $3.5  TOTAL OUTFLOWS  $29.7  $49.3  DAILYBREAK EVEN RATE  $16,267  $13,511  The above figures do not include non-cash items which will result in differences with actual reported results Debt repayment for 10 ships based on additional $35m debt with repayment profile similar to the existing term loans(2) Based on LIBOR at 0.16%  Expected daily breakeven rate per vessel (5 Aframax fleet)   Further fleet expansion from 5 to 10 vessels over next 12 - 24 months expected to reduce daily breakeven level above which we generate cashflow available for dividends  High and Low represent one standard deviation

 Value created under most market scenarios with charter rates above our breakeven levels generating multiples of quarterly cash flow compared to those below breakeven levels    Through Cycle Value Generation 1/2  16  We used the 5-year historical Aframax spot charter rates (Q1/2016 – Q4/2020) and assumed all vessels operated in the spot market incurring the expenses in our indicative run rate breakeven table, to determine quarterly cash flows that may have been available for dividends after higher of capital costs or replacement reserves and after maintenance reserves   $14.9m  $6.4m  $1.2m  Break-even $16,267 $13,511  -$3.3m  -$5.0m  Quarterly FCF 5 Tankers  Quarterly FCF 10 Tankers  9 Quarters   $32.3m  $15.3m  $4.8m  Highest $52,853  Median $20,328  High $32,624  -$4.2m  -$7.5m  11 Quarters  Low $9,662   Lowest $5,713        12 Quarters    8 Quarters   Source: Company  Results are hypothetical and may not be repeated in the future

 Through Cycle Value Generation 2/2  17  Source: Company  Our dividend policy entails the payment of dividends based on a 50% payout ratio following quarters with positive cash flow and only if quarter end cash exceeds the minimum cash thresholdThe charts below depict what the company may have cumulatively paid in dividends and accumulated in cash, had the vessels operated in the spot market over the past 5-year period, for the current 5 vessel fleet and prospective 10 vessel fleet, respectively    Cumulative   5 Vessels  10 Vessels  Dividends  $26.0  $75.1  Cash Build  $ 7.9  $55.0  TOTAL  $33.9  $130.1  Results are hypothetical and may not be repeated in the future      Cumulative Dividends Paid      $55.03m  $75.06m  Cumulative Cash Build Up

 Attractive Equity Story  18  Performance Shipping is a compelling play on a tanker vessel recovery   1  2  3  4  5  6  7  Source: Company

 Agenda  Section 2: Financial Presentation  19  Section 1: Company Overview                  Section 3: Appendix

   Dividend Policy – Quarterly Calcs  20  The company expects to pay dividends only if during the preceding quarter both Quarterly Cash Flow and Quarter End Excess Cash are positiveQuarter End Excess Cash is defined as actual end of quarter Cash and Cash Equivalents over Minimum Cash Threshold. Minimum Cash Threshold is defined as the sum of $9.0m minimum liquidity pursuant to the loan agreements and $1.5m per vesselQuarterly Cash Flow is defined as voyage and time charter revenues less voyage expenses, less vessel operating expenses, less general and administrative expenses, less - the greater of i) net interest expense and repayment of debt or ii) fleet replacement reserves - and less maintenance reserves for the fleetThe quarterly dividend payments, if any, are expected to be based on a pay-out ratio of the lower of i) Quarterly Cash Flow and ii) Quarter End Excess CashWe expect the payout ratio of 50% to increase as the company leverage decreases – maximum 90% if leverage (total debt/equity market capitalization) is <10%  Source: Company

 History & Transition  21  THEN NOW  Public since Jan. 2011, Nasdaq listed under ticker PSHGFocused on Panamax ContainershipsHigher leverage, no dividendsComplex ownership & capital structureParent company, large stakeholder  Source: Company.  CONTAINERS    TANKERS  Performance Shipping has completed its stated transition to more than just a pure-play tanker company   New management, 5 Aframax tankers Independent company, simplified ownership and securitiesFocused commercial and financial strategy Strong Corporate governance, majority independent BODIn-house management, UOT wholly-owned subsidiary  2020

 History & Transition (Cont’d)  22  Source: Company  January 2020 Delivery of the Aframax tanker M/T P. FosMarch 2020 Repurchase and cancellation of all outstanding Series C preferred voting sharesDelivery of the Aframax tanker M/T P. KikumaApril 2020 Repurchase and cancellation of all remaining Series B-2 preferred sharesReceipt of Nasdaq notification for extension of the compliance period to cure the bid price deficiency to November 2020Sale and delivery to her owners of the Post-Panamax containership, the M/V Rotterdam, for gross proceeds of $18.5mJune 2020 Secured a time charter contract of minimum seventeen (17) months to maximum nineteen (19) months for our M/T Blue Moon at $28,000 per day with Saudi AramcoAugust 2020 Sale and delivery to her new owners of the last containership in our fleet, the M/V Domingo, for gross proceeds of $5.6m  Sale of container fleet, gradual transition to pure tanker fleet profile and simple corporate structure with removal of legacy corporate structure and implementation of new strategy